United States securities and exchange commission logo





                             March 12, 2024

       Todd Rowley
       Chief Executive Officer
       Strategic Wireless Infrastructure Fund II, Inc.
       660 Steamboat Road, 1st Floor
       Greenwich, CT 06830

                                                        Re: Strategic Wireless
Infrastructure Fund II, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted February
13, 2024
                                                            CIK No. 0001868516

       Dear Todd Rowley:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 9, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-11

       General

   1. Please address the following with respect to any properties that you own and rent to tenants under triple
net leases.
                                                            Please clarify for
us if any properties that you own and rent to tenants under triple net leases represent a
significant asset concentration as of the date of your most recent audited balance
sheet.
                                                            Within your
response, please clarify for us how you assess significance.
                                                            Please tell us how
you consider triple net leases that are leased to the same tenant or have the same
guarantor in your assessment.
 Todd Rowley
FirstName  LastNameTodd     Rowley
Strategic Wireless Infrastructure Fund II, Inc.
Comapany
March      NameStrategic Wireless Infrastructure Fund II, Inc.
       12, 2024
March2 12, 2024 Page 2
Page
FirstName LastName
                To the extent you determined such concentration exists, please revise your filing to include audited financial statements of the tenant or guarantor, or advise.
2.       We continue to consider your response to prior comment 2.
Cover Page

3. We note your disclosure that you will calculate NAV on a quarterly basis, but that the directors could determine to calculate NAV on a monthly basis. Please clarify the circumstances under which the board would make this determination and how much notice will be provided to shareholders regarding this shift in policy.
Prospectus Summary
What is Strategic Wireless Infrastructure Fund II, Inc.?, page 1

4. We reissue prior comment 6. Please provide the appropriate cross reference to
         "Description of Capital Stock" and describe each class of shares and units offered in your private offerings and the rights associated with each security, including the rights to distributions from the Operating Partnership, the rights under your share repurchase program, and conversion and voting rights. Clarify the differences among each of these securities.
Do your investment guidelines overlap...?, page 6

5. We note your response to prior comment 7. As previously requested, please identify in the filing the affiliates that are currently raising funds and purchasing property.
Risk Factors
We may pay distributions from sources other than cash flows..., page 30

6. Please also provide disclosure for the year ended December 31, 2023. Investments in Real Estate and Real Estate Debt
Investments in Real Properties, page 97

7. Please clarify if your average effective rent takes into account tenant concessions and abatements.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 143

8. We note your disclosure on page 143 references the acquisition of a data center in Georgia and another in Ohio. The disclosure on page 98 and throughout your filing indicates such acquisitions were in Missouri and California. Please revise your filing for consistency or advise.
 Todd Rowley
FirstName  LastNameTodd     Rowley
Strategic Wireless Infrastructure Fund II, Inc.
Comapany
March      NameStrategic Wireless Infrastructure Fund II, Inc.
       12, 2024
March3 12, 2024 Page 3
Page
FirstName LastName
9. Please tell us and revise your filing to clarify the nature of the leases (e.g., triple net leases) for your cell tower properties.
Liquidity and Capital Resources, page 146

10. We note that you have negative cash flow from operating activity for all periods presented in your financial statements. Please revise your Management's Discussion and Analysis to disclose the specific sources of cash used to make dividend payments for all periods presented for which your dividends paid exceeded your cash flows from operating activity.
MD&A
Liquidity and Capital Resources, page 146

11. Please describe the material financial covenants in the Secured Credit Facility entered into on March 15, 2023. Also file this agreement as an exhibit.
Prior Performance Summary, page 152

12. We note your response to prior comment 10. Please update your disclosure through
         December 31, 2023. Additionally, we note that you have referred to the United States as a whole, rather than providing details on a regional basis. Further, please disclose any major adverse business developments or conditions experienced by any prior program, either public or nonpublic, that would be material to investors in this program. Please revise in accordance with Item 8 of Industry Guide 5.
Consolidated Financial Statements as of and for the Nine Months ended September 30, 2023 and
2022
Notes to the Consolidated Financial Statements
15. Subsequent Events, page F-28

13. We note your disclosure on page F-29 that the Datacom Joint Venture acquired two portfolios of cell towers. Please revise to disclose if you contributed any capital to the
         Datacom Joint Venture subsequent to September 30, 2023.
       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Real Estate & Construction
 Todd Rowley
Strategic Wireless Infrastructure Fund II, Inc.
FirstName
March 12, 2024 LastNameTodd Rowley
Comapany
Page    4      NameStrategic Wireless Infrastructure Fund II, Inc.
March 12, 2024 Page 4
cc:       Heath D. Linsky, Esq.
FirstName LastName